LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

04036510

RECEIVED
2004 AUG 26 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY MAIL

August 9, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of July 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

dlw 8/26

PROCESSED
AUG 27 2004
FINA

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP.
FIRST PHASE RESOURCE EXPANSION DRILLING COMPLETED
NEW ZONE DISCOVERED
TIMMINS GOLD PROJECT, ONTARIO

July 19, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** today announced assay results for drill holes TG04-55c to TG04-58a at the Timmins Gold Project located at the west end of the Timmins Gold Camp, Ontario. These drill holes complete the first phase resource expansion program and are the last holes drilled on section 4600E. Results have been tabulated and an in-house resource update completed. Watts, Griffis and McOuat Limited has been contracted to perform a National Instrument 43-101 compliant resource audit, expected to be completed in late August 2004.

Drilling continued to confirm strong mineralization on section 4600E with hole TG04-55c intersecting 6.24 grams per tonne gold over 9.45 metres in the Footwall Zone, TG04-57b reporting 6.56 grams per tonne gold over 4.35 metres and TG04-58a reporting 6.67 grams per tonne gold over 4.10 metres in the Ultramafic Zone.

Hole TG04-55d is the deepest and westernmost hole drilled into the deposit to date. The hole cut a new zone ("Deep Zone"), hosted by a fold nose in sedimentary rocks located in the footwall of the known mineralization. The new zone consists of strong quartz tourmaline veining with visible gold. The Deep Zone assayed 1.99 grams per tonne gold over 51.1 metres including 12.19 grams per tonne gold over 5.85 metres.

The Main, Footwall and Ultramafic Zones and the new Deep Zone all host significant mineralization on section 4600E and all remain open to the west. The next resource expansion drill program is scheduled to start in early August 2004 and will target sections 4500E to 4000E at 100 metre step-outs. These sections have never been drilled.

...more

Table 1 Significant Drill Intersections

Hole No.	Section	From (metres)	To (metres)	Length (metres)	Gold (grams per tonne)	Gold (cut to 50 grams per tonne)	Zone
TG04-57b	4600E	823.80	825.50	1.70	10.2	10.2	Ultramafic Zone
TG04-57b	4600E	839.65	844.00	4.35	6.6	6.6	Ultramafic Zone
including	4600E	839.65	841.50	1.90	12.6	12.6	Ultramafic Zone
TG04-58	4600E	599.85	630.70	30.85	1.0	1.0	Main Zone
including		624.20	625.70	1.50	7.8	7.8	Main Zone
TG04-58a	4600E	788.90	793.00	4.10	6.7	6.7	Ultramafic Zone
TG04-55c	4600E	831.00	833.00	2.00	6.2	6.2	Footwall Zone
TG04-55c	4600E	879.20	888.65	9.45	6.2	6.2	Footwall Zone
TG04-55d	4600E	854.70	856.20	1.50	7.7	7.7	Footwall Zone
TG04-55d	4600E	992.80	1043.90	51.10	2.0	1.6	Deep Zone
including		992.80	998.65	5.85	12.2	8.4	Deep Zone

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in 1.0 metre intervals while core from the main mineralized horizons and core displaying visible gold is sampled in greater detail. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at ALS Chemex in Mississauga, Ontario. ALS Chemex is an ISO9001-2000 BSI Registered laboratory. Drill core assaying is done using a 50 gram fire assay with pulp and metallics assaying for all samples within the main mineralized horizons and all those samples with visible gold.

The Timmins Gold program, supervised by Jacques Samson (P.Geo), the Qualified Person for this Project, is under option from Holmer Gold Mines Limited (see News Release dated May 27, 2003 for details).

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

- 30 -

For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com